UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-14722

TELSTRA CORPORATION LIMITED
(A.B.N. 33 051 775 556)
(Exact Name of Registrant as Specified in Its Charter)

242 Exhibition Street
Melbourne, Victoria 3000
Australia
(61-3) 9634-6400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares(1)
American Depositary Shares(2)
Debt Securities
(Title of each class of securities covered by this Form)

     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☑	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☑	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)
(1) Not for trading but only in connection with the listing of the American Depositary Shares.
(2) Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

PART I.
Item 1. Exchange Act Reporting History
     Telstra Corporation Limited (“Telstra”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on November 15, 1997. Telstra has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding rules of the Securities and Exchange Commission for the 12 months preceding the filing of this Form and has filed at least one annual report under Section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
     Telstra’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on April 3, 2002.
Item 3. Foreign Listing and Primary Trading Market
     The primary trading market for Telstra’s ordinary shares is the Australian Securities Exchange in Australia. Telstra’s ordinary shares were initially listed on the Australian Securities Exchange on November 17, 1997. Telstra has maintained a listing of the ordinary shares on the Australian Securities Exchange for the 12 months preceding the filing of this Form. For the 12-month period ending on April 23, 2007, 98.5% (including trading in installment receipts that convert into Telstra’s ordinary shares) or 97.8% (excluding trading in installment receipts that convert into Telstra’s ordinary shares) of the trading volume in Telstra’s ordinary shares occurred in Australia on the Australian Securities Exchange.
Item 4. Comparative Trading Volume Data
     The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) under the Exchange Act are April 24, 2006, and April 23, 2007. During that period, the average daily trading volume of Telstra’s ordinary shares in the United States and on a worldwide basis was 709,254 ordinary shares in the United States and 59,900,000 ordinary shares (including trading in installment receipts that convert into Telstra’s ordinary shares) or 41,819,000 ordinary shares (excluding trading in installment receipts that convert into Telstra’s ordinary shares) on a worldwide basis. For the same recent 12-month period, the average daily trading volume of Telstra’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis was 1.18% (including trading in installment receipts that convert into Telstra’s ordinary shares) or 1.70% (excluding trading in installment receipts that convert into Telstra’s ordinary shares).
     Telstra delisted the ordinary shares from the New York Stock Exchange on April 23, 2007. As of that date, the average daily trading volume of Telstra’s ordinary shares in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 1.18% (including trading in installment receipts that convert into Telstra’s ordinary shares) or 1.70% (excluding trading in installment receipts that convert into Telstra’s ordinary shares). Telstra has not terminated its sponsored American depositary receipt facility relating to its ordinary shares.
     The source of the trading volume information above used for determining whether Telstra meets the requirements of Rule 12h-6 is Bloomberg.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities

     The number of record holders of the debt securities on a worldwide basis on May 17, 2007, was 28.
Item 7. Notice Requirement
     Telstra published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing its intent to terminate its duty to file reports under Section 13(a) or 15(d) of the Exchange Act on March 28, 2007. The notice was disseminated in the United States via wire services including PRNewswire, which distributed the release in the United States. In addition, Telstra submitted a copy of the notice to the Securities and Exchange Commission under cover of a Form 6-K on April 10, 2007.
Item 8. Prior Form 15 Filers
     Not applicable.
PART II.
Item 9. Rule 12g3-2(b) Exemption
     The website on which Telstra will publish the information required under Rule 12g3-2(b)(1)(iii) is http://www.telstra.com.au/abouttelstra/investor/index.cfm.
PART III.
Item 10. Exhibits
     None.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Telstra Corporation Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Telstra Corporation Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TELSTRA CORPORATION LIMITED

By:	/s/ John V. Stanhope

Name: John V. Stanhope
Title: Chief Financial Officer
Date: June 4, 2007